

September 26, 2013

Via E-mail
David F. Conte
Chief Financial Officer
Splunk Inc.
250 Brannan Street
San Francisco, California 94107

     Re: **Splunk Inc.**
           Form 10-K for the Fiscal Year Ended January 31, 2013
           Filed April 1, 2013
           File No. 001-35498

Dear Mr. Conte:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2013

Consolidated Financial Statements

Note (1) Description of the Business and Significant Accounting Policies

Revenue Recognition, page 71

1.   We note management's discussion on recent earnings calls regarding enterprise-adoption arrangements that can be perpetual licenses but the revenues are generally deferred and recognized ratably over some period of time, typically three years. Please tell us and in future filings disclose the following:

- Describe the nature and terms of these arrangements;
- Clarify whether these tend to typically be term or perpetual licenses;
- Clarify whether there are any limitations on the extent or frequency by which the customer is permitted to exceed the prescribed maximum daily indexing volume;
- For perpetual licenses, clarify what happens at the end of the three year period, including whether the customer enters into a separate or addendum agreement to reflect any upgrades or whether the provision for three year re-measurement/pricing is a perpetual provision; and
- Describe the related revenue recognition policies for the perpetual license arrangements and refer to the authoritative guidance you relied upon.

2.   As a related matter, please tell us and in future filings disclose in your MD&A the impact of these arrangements on your results and financial condition for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief